David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com

October 20, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer

Re:	Root, Inc.
Registration Statement on Form S-1
File No. 333-249332
Ladies and Gentlemen:
On behalf of Root, Inc. (“Root” or the “Company”), we are submitting this response letter in response to the comment letter, dated October 14, 2020, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 5, 2020. We are also electronically transmitting for public filing the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) that reflects changes in response to the Staff’s comments, as well as other updates.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.
Form S-1 filed October 5, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation
Certain Quarterly Information page 85
1.We note your addition of Ratio of Renewal to Direct Earned Premium to the table on page
86. Please address the following:
•Revise to disclose a quarterly quantification of your renewal premium metric (i.e. the numerator in this newly presented ratio) in the table for each quarter presented;
•Revise to disclose a definition for this ratio that includes why you believe it to be an important metric; and
•Tell us why you add this ratio here but do not include it in your Key Performance Indicators disclosure on page 75.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Amended Registration Statement to disclose the quarterly renewal premium metric and a definition
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission
October 20, 2020

of the Ratio of Renewal to Direct Earned Premium. The Company advises the Staff that Ratio of Renewal to Direct Earned Premium is not a key performance indicator that the Company’s management uses to evaluate its business or drive business decisions. The Company included this measure as a one-time disclosure to assist investors in understanding that, due to the Company’s nascency and rapid growth, its book of business consists of a lower proportion of renewal premium than the industry norm. The Company expects this phenomena to persist in the near term as it continues to scale its business and is therefore not managing its business with the primary business goal of increasing the percentage of renewal premium in the near term.
Appendix A, page 3
2.Please revise your proposed disclosure to disclose why you expect a decline in the Direct Loss Ratio from the third quarter of 2019 to the third quarter of 2020. Although you disclose why you expect a decline in loss and loss adjustment expense, and you disclose the expected levels of direct loss ratios, you do not appear to explain why you expect a decline in this ratio. To the extent the decline relates to the factors described in Appendix B to this correspondence, revise your disclosure to so indicate.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 12 of the Amended Registration Statement.
3.Please tell us why it is appropriate to record an anticipated $7 million in addition loss reserves during the third quarter of 2020 for accident years 2019 and prior when it does not appear to be precipitated by a material change in actuarial estimates. In your response, tell us why this increase was not reflected in prior years and how recording it in the upcoming quarter is consistent with GAAP. Reference for us the authoritative literature you rely upon to support your anticipated accounting.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amended Draft Registration Statement to clarify that the $7 million of increased loss reserves relates to a change in estimate due to a development that occurred in the current period.
The Company primarily considered the guidance per FASB ASC 944-40-35-1 when making this determination, which states, “Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized in income of the period in which the estimates are changed or payments are made.” When the Company established its loss reserves as of December 31, 2019 and prior for accident years 2019 and prior, the loss reserves were based on the Company’s best estimates at the time. As part of the Company’s continuous estimation review process of developing loss data, the Company changed its estimate of 2019 and prior accident years based on the loss data that continued to develop through the third quarter of 2020. Accordingly, the Company recognized the financial statement impact of this change in estimate in the third quarter of 2020.
Moreover, the Company believes that the expected $7 million of increased loss and Loss Adjustment Expense (“LAE”) reserves is immaterial to its financial statements. The $7 million represents approximately 2.3% of total loss and LAE expected to be recognized for the nine months ended September 30, 2020 of between $302.3 million to $306.2 million (which consists of $227.2 million of actual loss and LAE recognized for the six months ended June 30, 2020 plus the Company’s estimated range of $75.1 million to $79.0 million of loss and LAE for the three months ended September 30, 2020).
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission
October 20, 2020

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Please contact me at (415) 693 2177 or Nicole Brookshire of Cooley LLP at (212) 479 6157 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ David G. Peinsipp

David G. Peinsipp
Cooley LLP

cc:	Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com